Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
MICHAEL DARBY michael.darby@dechert.com +1 215 994 2088 Direct +1 215 655 2088 Fax

October 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:

Ronald E. Alper

Maryse Mills-Apenteng

Re:	AB Commercial Real Estate Private Debt Fund, LLC

Amendment No. 2 to Registration Statement on Form 10-12G

Filed October 1, 2021

File No. 000-56320

Ladies and Gentlemen:

On behalf of AB Commercial Real Estate Private Debt Fund, LLC, a Delaware limited liability company (the “Company”), we hereby respond to the comments raised by the staff of the Office of Real Estate & Construction of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated October 18, 2021 regarding the Company’s Registration Statement on Form 10 (File No. 000-56320) that was initially filed on August 2, 2021 and subsequently amended by Amendment No. 1 filed on September 21, 2021 and Amendment No. 2 filed on October 1, 2021.

For your convenience, the Staff’s comment is included in this letter and is followed by the response of the Company.

Ronald E. Alper and Maryse Mills-Apenteng October 22, 2021 Page 2

General

1.

Comment: We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

Response: The Company acknowledges the Staff’s comment and understands that it is responsible for analyzing how its investments, investment strategy and business model support an exemption from registration under the Investment Company Act of 1940, as amended.

If you have any questions or if you require additional information, please do not hesitate to contact the undersigned by telephone at (215) 994-2088 or by email at michael.darby@dechert.com.

Sincerely,

/s/ Michael Darby

Michael Darby

cc:	Bradford Stanley

        AB Commercial Real Estate Private Debt Fund, LLC

Ralph R. Mazzeo

Kenneth Rasamny

Dorothy Hill

        Dechert LLP